Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Cellebrite, The Leading Digital Intelligence Solutions Provider, to List on Nasdaq Through

Merger with TWC Tech Holdings II Corp.

Digital Intelligence Solutions Market Leader Empowers Customers to Protect and Save Lives,
Accelerate Justice and Preserve Privacy

Transaction Implies Pro Forma Equity Value of Approximately $2.4 Billion; Expected to Provide up to $480 Million of Gross Cash Proceeds to the Company; Includes a Fully Committed $300 Million PIPE for the Purchase of Shares from Early Investors in the Company, Oversubscribed with Commitments from Strategic Investor Axon Enterprise, Inc. and Leading Institutional Investors Including Light Street Capital and Makena Capital

Transaction Seeks to Accelerate Cellebrite’s Ability to Execute on Significant Near-Term Growth Opportunities in the Public Sector, Develop New Customer Solutions and Expand its Private Sector and End-Market Reach

Cellebrite Generated Revenues of Approximately $195 Million and Gross Margins of Approximately 80% in Fiscal 2020 and Projects Revenues of Approximately $283 Million and Gross Margins of Approximately 81% in Fiscal 2022

SAN FRANCISCO and PETAH TIKVA, ISRAEL, April 8, 2021 -- Cellebrite DI Ltd. (“Cellebrite” or the “Company”), the global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, and TWC Tech Holdings II Corp. (“TWC Tech Holdings”) (Nasdaq Capital Market (“Nasdaq”): TWCT), a publicly traded special purpose acquisition company, today announced they have entered into a definitive business combination agreement and plan of merger (“Merger Agreement”). As a result of the transaction, Cellebrite will become a publicly listed company on the Nasdaq under the new ticker symbol, “CLBT”, and the pro forma implied equity value of Cellebrite post-merger is expected to be approximately $2.4 billion.

Cellebrite’s mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite empowers public and private sector customers, including federal, state and local public safety agencies and private sector enterprises, to manage Digital Intelligence in legally sanctioned investigations. With Cellebrite’s end-to-end integrated Digital Intelligence investigative platform, customers can solve cases faster and more efficiently than ever before, digitizing the entire investigative lifecycle and accelerating outcomes within the justice system. The Company is deeply committed to data privacy and to the ethical use of its technology. Cellebrite’s solutions have been purchased by 6,700 public safety agencies and private sector enterprises in over 140 countries and have helped millions of investigations globally. The Company’s rapidly deployable technology solutions position it for long-term growth in a total addressable market that is estimated to reach $12 billion by 2023.

Company Highlights

Cellebrite’s solutions are based on its unique, purpose-built technology for the investigative lifecycle and have become the standard in investigations and legal processes. The Company has diverse revenue streams across its offerings and customer segments and a high annual recurring revenue net retention rate.

Cellebrite has a highly experienced management team, an elite research and development team that includes personnel from top Israeli intelligence units, and a talented workforce that includes former members of global law enforcement agencies. Following completion of the transaction, Cellebrite’s management team will continue to operate the business with Yossi Carmil serving as Chief Executive Officer.

Mr. Carmil said: “Cellebrite’s vision is to provide industry-leading technology and a holistic DI solution that enables our customers to transform and digitize their entire investigative process. Today marks an exciting step for our company and team, and will put us in an even better position to capture the opportunities ahead. As a result of the transaction, we will seek to build upon our leadership position by making strategic, targeted investments to expand our capabilities, deepen our position in the public sector and attract new customers in the growing private sector market. At Cellebrite, we are most passionate about the positive, meaningful outcomes our work enables for the powerless, threatened and underserved. Importantly, we recognize the immense responsibility that comes with operating a business that partners with law enforcement agencies but protects the privacy of citizens. To that end, Cellebrite and our Board have a deep commitment to creating a safer world and to operating in a lawful and ethical manner that is unwavering.”

Adam Clammer, Chief Executive Officer of TWC Tech Holdings, said: “At True Wind Capital we are focused on investing in leading technology companies, and the Cellebrite opportunity ticks all the boxes on our wish list for a long-term investment in a public company. Cellebrite empowers public and private sector customers to drive digital transformation of the investigative workflow through its advanced technology. Importantly, Cellebrite’s technology helps bring justice to victims of crimes, including cases of child exploitation, violent crimes such as homicide and sexual assault, drug and human trafficking, fraud and financial crime. We are proud to be partnering with a company that is having a real impact on these issues.”

Transaction Overview

The total cash that will be available to Cellebrite upon closing is expected to be $580 million, comprised of TWC Tech Holdings’ cash held in trust, assuming no redemptions by public stockholders. Upon closing, TWC Tech Holdings’ shareholders will receive a combination of cash and stock in Cellebrite. The transaction includes a private investment of approximately $300 million in Cellebrite ordinary shares that will be purchased directly from existing shareholders of Cellebrite who are primarily from early investors in the Company and which is expected to close concurrently with the merger of TWC Tech Holdings with a subsidiary of the Company. Leading institutional investors, including Light Street Capital and Makena Capital, and strategic investor Axon Enterprise, Inc., participated in the private investment.

The cash proceeds from the transaction will be used to accelerate Cellebrite’s ability to execute on its significant near-term growth opportunities, develop new customer solutions and expand its end-market reach.

The Board of Directors of both Cellebrite and TWC Tech Holdings have unanimously approved the transaction, which is expected to close in the second or third quarter of 2021. At closing, the Chairman of the Board of Directors at Cellebrite, Mr. Ryusuke Utsumi, will be stepping down from his position, and Mr. Haim Shani, Co-Founder & General Partner of Israel Growth Partners and a current Director of Cellebrite, will assume the Board’s Chairmanship. Mr. Utsumi will remain a member of the Board of Directors.

The transaction is subject to approval by the stockholders of Cellebrite and TWC Tech Holdings, respectively, and the satisfaction of the closing conditions set forth in the Merger Agreement.

Additional information about the transaction, including a copy of the Merger Agreement and the investor presentation, will be filed by TWC Tech Holdings in a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov.

Investor Webcast Information

Cellebrite will post a pre-recorded video to its website that discusses the transaction and reviews an investor presentation. The investor presentation can be found on Cellebrite’s website at https://www.cellebrite.com/en/investors.

Advisors

J.P. Morgan Securities LLC is serving as financial advisor to Cellebrite, and White & Case LLP and Meitar Law Offices are serving as legal advisors to Cellebrite.

BofA Securities and J.P. Morgan Securities LLC are acting as placement agents to Cellebrite and TWC Tech Holdings, BofA Securities is also serving as capital markets advisor to TWC Tech Holdings and Simpson Thacher & Bartlett LLP and Herzog, Fox & Ne’eman are acting as legal advisors to TWC Tech Holdings.

Shearman & Sterling LLP is acting as legal advisor to the placement agents.

About Cellebrite

Cellebrite’s mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations to master the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings II Corp

TWC Tech Holdings II Corp is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020. TWC Tech Holdings securities are listed on the Nasdaq Capital Market under the ticker symbols TWCT, TWCTU and TWCTW.

About True Wind Capital

True Wind Capital is a San Francisco-based private equity firm focused on investing in leading technology companies. True Wind has a broad investing mandate, with deep industry expertise across software, tech-enabled services, and hardware.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination contemplated by the Merger Agreement (the “business combination”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Contacts

For Cellebrite:

Media
Adam Jaffe
VP of Global Communications

+1 973 206 7643

adam.jaffe@cellebrite.com

- or -

RapidResponse@cellebrite.com

Investors
Anat Earon-Heilborn
VP Investor Relations

+972 73 394 8440

investors@cellebrite.com

For TWC Tech Holdings II Corp.:
Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

+1 (212) 257-4170

TWCT@gasthalter.com

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